Exhibit 99.2
AMENDMENT AND EXCHANGE AGREEMENT
     AMENDMENT AND EXCHANGE AGREEMENT (the “Agreement”), dated as of November 3, 2009, by and among Qiao Xing Universal Telephone, Inc., a company incorporated under the laws of the British Virgin Islands, with headquarters located at Qiao Xing Science Industrial Park, Tang Quan, Huizhou City, Guangdong, People’s Republic of China, 516023 (the “Company”) and the investors listed on Schedule I attached hereto (individually, an “Investor” and collectively, the “Investors”).
     WHEREAS:
          A. The Company and the Investors are parties to that certain Securities Purchase Agreement, dated as of October 31, 2006 (the “Existing Securities Purchase Agreement”), pursuant to which, among other things, each Investor purchased from the Company (i) a senior convertible note (the “Existing Notes”) in the principal amount set forth opposite such Investor’s name in column (3) of Schedule I attached hereto, which is convertible into shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) (as converted, the “Existing Conversion Shares”), in accordance with the terms thereof and (ii) warrants (the “Warrants”) to acquire that number of shares of Company Common Stock set forth opposite such Investor’s name in column (4) on the Schedule of Buyers attached to the Existing Securities Purchase Agreement (as exercised, the “Warrant Shares”).
          B. The Company and the Investors desire to enter into this Agreement, pursuant to which, among other things, the Company and each Investor shall exchange the Existing Notes held by such Investor for (i) a senior convertible note in the form attached hereto as Exhibit A in the principal amount set forth opposite such Investor’s name in column (4) of Schedule I attached hereto (the “Exchanged Notes”), which shall be convertible into Common Stock (the “Exchanged Conversion Shares”) and (ii) the number of shares (the “Common Shares”) of Company Common Stock set forth opposite such Investor’s name in column (5) of Schedule I attached hereto.
          C. The exchange of the Existing Notes held by the Investors for the Exchanged Notes and the Common Shares is being made in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the “1933 Act”).
          D. The Common Shares, the Exchanged Notes and the Exchanged Conversion Shares collectively are referred to herein as the “Securities”.
          E. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed to them in the Existing Securities Purchase Agreement as amended hereby.
     NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises hereinafter set forth, the Company and each Investor hereby agree as follows:

     1. EXCHANGE OF EXISTING NOTES.
               (a) Exchange. Subject to satisfaction (or waiver) of the conditions set forth in Sections 7 and 8 below, on the Closing Date (as defined below), each Investor shall surrender to the Company such Investor’s Existing Notes and the Company shall issue and deliver to each Investor the Exchanged Notes in the principal amount set forth opposite such Investor’s name in column (4) of Schedule I attached hereto and irrevocably instruct the Transfer Agent (as defined below) to deliver to the Investor the number of Common Shares set forth opposite such Investor’s name in column (5) of Schedule I attached hereto (the “Closing”).
               (b) Closing Date. The date and time of the Closing (the “Closing Date”) shall be 10:00 a.m., New York City time, on the date hereof, subject to notification of satisfaction (or waiver) of the conditions to the Closing set forth in Sections 7 and 8 below (or such earlier or later date as is mutually agreed to by the Company and each Investor). The Closing shall occur on the Closing Date at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022.
               (c) Delivery. On the Closing Date, the Company shall (A) deliver to each Investor the Exchanged Notes in the principal amount set forth opposite such Investor’s name in column (4) of Schedule I attached hereto and (B) irrevocably instruct the Transfer Agent to deliver to each of the Investors, on the Closing Date, the number of Common Shares set forth opposite such Investor’s name in column (5) of Schedule I attached hereto by crediting the number of Common Shares set forth opposite such Investor’s name in column (5) of Schedule I attached hereto to such Investor’s balance account with The Depository Trust Company (“DTC”). All of the foregoing securities shall be delivered in each case duly executed on behalf of the Company and registered in the name of such Investor or its designee.
               (d) Purchase Price. The Exchanged Notes and the Common Shares shall be issued to each Investor in exchange for such Investor’s Existing Note and without the payment of any additional consideration.
               (e) Holding Period. For the purposes of Rule 144, the Company acknowledges that the holding period of the Common Shares and the Exchanged Notes (including the corresponding Exchanged Conversion Shares) may be tacked onto the holding period of the Existing Notes, and the Company agrees not to take any position contrary to this Section 1(e). The Company agrees to take all actions, including, without limitation, the issuance by its legal counsel of any necessary legal opinions, necessary to issue the Common Shares and the Exchanged Conversion Shares without restriction and not containing any restrictive legend without the need for any action by the Investors.
     2. AMENDMENTS TO TRANSACTION DOCUMENTS.
          Except as otherwise expressly provided herein, the Existing Securities Purchase Agreement and each other Transaction Document is, and shall continue to be, in full force and effect and is hereby ratified and confirmed in all respects, except that on and after the Closing Date (i) all references in the Existing Securities Purchase Agreement to “this Agreement”, “hereto”, “hereof”, “hereunder” or words of like import referring to the Securities Purchase

Agreement shall mean the Existing Securities Purchase Agreement as amended by this Agreement and (ii) all references in the other Transaction Documents to the “Securities Purchase Agreement”, “thereto”, “thereof”, “thereunder” or words of like import referring to the Securities Purchase Agreement shall mean the Existing Securities Purchase Agreement as amended by this Agreement.
     3. REPRESENTATIONS AND WARRANTIES OF EACH INVESTOR.
          Each Investor represents and warrants with respect to only itself that:
          (a) Organization; Authority. Such Investor is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite power and authority to enter into and to consummate the transactions contemplated by the applicable Transaction Documents (as defined below) and otherwise to carry out its obligations thereunder. The execution, delivery and performance by such Investor of the transactions contemplated by this Agreement have been duly authorized by all necessary action on the part of such Investor. This Agreement has been duly executed and delivered by such Investor in accordance with the terms hereof, and constitutes the valid and legally binding obligation of such Investor, enforceable against it in accordance with its terms, except (a) as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, (b) as enforceability of any indemnification and contribution provisions may be limited under the federal and state securities laws and public policy, and (c) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
          (b) No Conflicts. The execution, delivery and performance by such Investor of this Agreement and the consummation by such Investor of the transactions contemplated hereby will not (i) result in a violation of the organizational documents of such Investor or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Investor is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Investor, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Investor to perform its obligations hereunder.
          (c) Residency; Holdings. Such Investor is a resident of that jurisdiction specified below its address on Schedule I.
          (d) Investor Status. Such Investor is not, and for the three months immediately preceding the date hereof, has not been an officer, director or a “beneficial owner” (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “1934 Act”)) of more than 10% of the Company Common Stock. Immediately prior to the transactions contemplated hereby, such Investor’s beneficial ownership of the Company

Common Stock was as set forth in such Investor’s most recent filing on Schedule 13G with the Securities and Exchange Commission (the “SEC”).
          The Company acknowledges and agrees that each Investor does not make or has not made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in this Section 3.
     4. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.
     The Company hereby makes the following representations and warranties to each Investor:
          (a) Significant Subsidiaries. Schedule 4(a) sets forth all of the Significant Subsidiaries (which for purposes of this Agreement has the meaning ascribed to such term in Regulation S-X under the 1934 Act and also includes China Luxuriance Jade Company Ltd., a company incorporated under the laws of the British Virgin Islands) of the Company (“China Luxuriance”) (each a “Subsidiary” and collectively, “Subsidiaries”). Except as disclosed in Schedule 4(a), the Company owns, directly or indirectly, all of the capital stock of each Subsidiary free and clear of any and all liens, charges, encumbrances, security interests, rights of first refusal or other restrictions of any kind (“Liens”), and all the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights.
          (b) Organization and Qualification. Each of the Company and each Subsidiary is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite power and authority to own and use or lease and operate its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and each Subsidiary is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not, individually or in the aggregate, have or reasonably be expected to result in (i) an adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material and adverse effect on the results of operations, assets, prospects, business or financial condition of the Company and the Subsidiaries, taken as a whole, or (iii) an adverse impairment to the Company’s ability to perform on a timely basis its obligations under any Transaction Document to which it is a party (any of (i), (ii) or (iii), a “Material Adverse Effect”).
          (c) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of this Agreement, the Exchanged Notes, the Irrevocable Transfer Agent Instructions (as defined below) and any other documents or agreements executed in connection with the transactions contemplated hereunder (collectively, the “Transaction Documents”) to which it is a party and otherwise to carry out its obligations hereunder and thereunder and to issue the Securities in accordance with the terms hereof and thereof. The execution and delivery of each of the Transaction Documents by the Company, and the consummation by it of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Common Shares and the Exchanged Notes and the reservation for issuance of the Exchanged Conversion Shares upon conversion of the Exchanged Notes, have been duly authorized by all necessary action on the part of the Company, and no further action is required by the Company or its Board of Directors or stockholders in connection herewith and therewith. Each Transaction Document has been (or upon delivery will have been) duly executed by the Company, and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against it in accordance with such document’s terms, except (a) as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, (b) as enforceability of any indemnification and contribution provisions may be limited under the federal and state securities laws and public policy, and (c) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
          (d) No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Common Shares and the Exchanged Notes and the reservation for issuance of the Exchanged Conversion Shares) do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, any certificate of designations, preferences and rights of any outstanding series of preferred stock, bylaws or other organizational or charter documents, board resolutions or joint venture contract or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree, business license or other restriction in any jurisdiction or any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws, regulations of whichever of The NASDAQ Global Market, the American Stock Exchange or The New York Stock Exchange, Inc. (the “Principal Market”), and applicable laws of the People’s Republic of China (“China”)) or any other market or exchange that the Company Common Stock is listed or quoted for trading on the date in question (any of the foregoing, a “Trading Market”), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.
          (e) Filings, Consents and Approvals. Neither the Company nor any Subsidiary is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration (collectively, “Consents”) with, any Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, in each case in accordance with the terms hereof or thereof, except for the following consents, authorizations, orders, filings and registrations (except for clause (i) below, none of which is required to be filed or obtained before the Closing): (i) the application(s) to the Principal Market for listing of the Common Shares and the reservation for issuance and listing of the Exchanged Conversion Shares for trading thereon in the time and manner required thereby, (ii) all filings required pursuant to Section 5(f) hereof, and (iii) those Consents that have been obtained prior to the date hereof. As used in this Agreement, “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof, including in China.
          (f) Issuance of the Securities. The Common Shares and the Exchanged Notes are duly authorized and, upon issuance in accordance with the terms hereof, will be duly and validly issued and free from all taxes, Liens and charges with respect to the issue thereof and the Common Shares shall be fully paid and nonassessable. The Exchanged Conversion Shares have been duly authorized and, when issued and paid for in accordance with the Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all taxes, Liens and charges with respect to the issue thereof. The Company has reserved from its duly authorized capital stock the sum of 130% of the maximum number of shares of Company Common Stock issuable pursuant to the Exchanged Notes in order to issue the full number of Exchanged Conversion Shares as are or may become issuable in accordance with the terms of the Exchanged Notes. Upon receipt of the Exchanged Conversion Shares, the Investors will have good and marketable title to such Exchanged Conversion Shares.
          (g) Capitalization. The number of shares and type of all authorized, issued and outstanding capital stock of the Company is set forth in Schedule 4(g). All outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable and have been issued in compliance with all applicable securities laws. Except as set forth in Schedule 4(g), no securities of the Company are entitled to preemptive or similar rights, and no Person (other than the Investors) has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Except as a result of the issuance of the Securities and except as disclosed in Schedule 4(g), there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Company Common Stock, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Company Common Stock, or securities or rights convertible or exchangeable into shares of Company Common Stock. Except as set forth in Schedule 4(g), the issue of the Securities will not, immediately or with the passage of time, obligate the Company to issue shares of Company Common Stock, or other securities to any Person (other than the Investors) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under such securities.
          (h) SEC Reports; Financial Statements. Since December 31, 2007, the Company has filed all reports required to be filed by it under the 1933 Act and the 1934 Act, including pursuant to Section 13(a) or 15(d) thereof (the foregoing materials being collectively referred to herein as the “SEC Reports” and, together with the Schedules to this Agreement, the “Disclosure Materials”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. The Company has delivered to the Investors a copy of all SEC Reports not available on the EDGAR system. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the 1933 Act and the 1934 Act and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.
          (i) Material Changes. Except as disclosed in Schedule 4(i), since the date of the latest audited financial statements included within the SEC Reports, (i) there has been no event, occurrence or development that has had or that would reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or required to be disclosed in filings made with the SEC, (iii) the Company has not altered its method of accounting or the identity of its auditors, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, (v) the Company has not issued any equity securities to any officer, director or any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 144 (an “Affiliate”), except (I) pursuant to existing Company stock option plans and (II) the issuance of 42,200,000 shares of Company Common Stock in connection with the acquisition by the Company of all the equity interests of China Luxuriance, (vi) the Company has not sold any assets, individually or in the aggregate, in excess of $250,000 outside of the ordinary course of business or (vii) the Company has not had capital expenditures, individually or in the aggregate, in excess of $250,000 outside of the ordinary course of business. The Company does not have pending before the SEC any request for confidential treatment of information.
          (j) Litigation. Except as set forth on Schedule 4(j), there is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the

Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities or (ii) could, if there were an unfavorable decision, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect. Except as set forth on Schedule 4(j), neither the Company nor any Subsidiary, nor any director or officer thereof, is the subject of any claim, action or proceeding involving a claim of violation of or liability under federal, state or foreign securities laws or a claim of breach of fiduciary duty nor has any director or officer engaged in any criminal activity. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the SEC involving the Company or any current or former director or officer of the Company.
          (k) Labor Relations. No strike, work stoppage, slow down or other material labor problem exists or, to the knowledge of the Company, is threatened or imminent with respect to any of the employees of the Company or any Subsidiary.
          (l) Compliance. Neither the Company nor any Subsidiary (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any order of any court, arbitrator, governmental body, or regulatory or self-regulatory authority or (iii) is or has been in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.
          (m) Regulatory Permits. The Company and the Subsidiaries possess all certificates, authorizations, governmental approvals, business licenses and permits issued by the appropriate United States federal, state and local or Chinese and other relevant foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such approvals, business licenses, certificates, authorizations or permits would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.
          (n) Title to Assets. The Company and the Subsidiaries have good and, where permitted by applicable China law, marketable title to all real property owned by them that is material to their respective businesses and good and marketable title in all personal property owned by them that is material to their respective businesses, in each case free and clear of all Liens, except for Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries. Any real property and facilities held under lease by the Company and the Subsidiaries or used in its business are held by them under valid, subsisting and enforceable leases and land use certificates, as the case may be, of which the Company and the Subsidiaries are in compliance.
          (o) Patents and Trademarks. Except as disclosed in Schedule 4(o), the Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, licenses and other similar rights that are necessary or material for use in connection with their respective businesses as described in the SEC Reports and which the failure to so have would, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect (collectively, the “Intellectual Property Rights”). Schedule 4(o) sets forth a complete list of all patents, trademarks, servicemarks and trade names that are used by the Company or its Subsidiaries or in their respective businesses and owned or co-owned by and registered in the name of the Company or any Subsidiary, all applications therefor, and all licenses and other intellectual property agreements relating thereto. All of the Company’s Intellectual Property Rights and relevant applications therefor have been duly registered by the China Patent and Trademark Office, or the equivalent offices of non-US jurisdictions, and have been properly maintained in accordance with applicable law in China and such other jurisdictions. None of the Intellectual Property Rights has expired, terminated or been abandoned, or is expected to expire or terminate or be abandoned, within two (2) years from the date of this Agreement. Neither the Company nor any Subsidiary has received, since the date of the latest audited financial statements included within the SEC Reports, a written notice of a claim or otherwise has any knowledge that the Intellectual Property Rights violate or infringe upon the rights of any Person, except as would not have a Material Adverse Effect. To the knowledge of the Company, all such Intellectual Property Rights are enforceable. There is no claim, action or proceeding being made or brought, or to the knowledge of the Company, being threatened, against the Company or its Subsidiaries regarding its Intellectual Property Rights.
          (p) Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost, except for cost increases being experienced by companies in similar businesses and risk categories.
          (q) FCPA/OFAC.
               (i) Foreign Corrupt Practices. Neither the Company nor any director, officer or employee acting on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Company (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”); or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.
               (ii) Office of Foreign Assets Control. Neither the Company nor, to the Company’s knowledge, any director, officer, agent, employee or affiliate of the Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”).
          (r) Transactions With Affiliates and Employees. Except as set forth in the SEC Reports filed at least ten (10) days prior to the date hereof, none of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.
          (s) Tax Status. The Company and each of its Subsidiaries (i) has made or filed all United States federal and state income and all other China and other required foreign tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company or any Subsidiary know of no basis for any such claim.
          (t) Internal Accounting Controls. The Company and the Subsidiaries maintain a system of internal accounting controls which the audit committee of the board of directors reasonably believes is sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
          (u) Solvency. Based on the financial condition of the Company as of the date hereof and as of the Closing Date, (i) the Company’s fair saleable value of its assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent and off-balance sheet liabilities) as they mature; (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business for the current fiscal year as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, and projected capital requirements and capital availability thereof; and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its debt when such amounts are required to be paid. The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt).
          (v) Placement Agent’s Fees. There are no placement agent’s fees, financial advisory or consultancy fees, brokers’ commissions or finder’s fee (other than for persons engaged by any Investor or its investment advisor) relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold each Investor harmless against, any liability, loss or expense (including, without limitation, attorney’s fees and out-of-pocket expenses) arising in connection with any such claim. The Company acknowledges that it has engaged Worldwide Gateway Co., Ltd. as placement agent (the “Agent”) in connection with the exchange contemplated by this Agreement. Other than the Agent, the Company has not engaged any placement agent or other agent in connection with the issuance of the Securities.
          (w) Integration. Neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made or is making any offers or sales of any security or solicited or is soliciting any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with other offerings by the Company in a manner that would violate the 1933 Act or the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated, nor will the Company or any of its Subsidiaries take any action or steps that would cause the offering of the Securities to be integrated with other offerings.
          (x) Listing and Maintenance Requirements. For two years preceding the date hereof, the Company has not received any notice (written or oral) from any Trading Market on which the Company Common Stock is listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. The Company is currently in compliance with all such listing and maintenance requirements and has no reason to believe that it will not in the foreseeable future continue to be (except as a result of a failure in the future to comply with minimum trading price requirements) in compliance with all such listing and maintenance requirements. The issuance of the Securities hereunder does not contravene the rules and regulations of the Principal Market and no approval of the stockholders of the Company is required for the Company to issue and deliver to the Investors the maximum number of shares of Company Common Stock contemplated by this Agreement, including by reason of the issuance of shares of Company Common Stock upon the issuance of the Exchanged Conversion Shares upon exercise in full of the Exchanged Notes. The Company Common Stock is currently listed on the Principal Market.

          (y) Registration Rights. No holder of securities of the Company has rights to the registration of any securities of the Company because of the issuance of the Securities hereunder that could expose the Company to material liability or any Holder to any liability or that could impair the Company’s ability to consummate the issuance of the Securities in the manner, and at the times, contemplated hereby, which rights have not been waived by the holder thereof as of the date hereof.
          (z) Investment Company. The Company is not, and is not an Affiliate of, an “investment company” or controlled by an “investment company” within the meaning of the Investment Company Act of 1940, as amended.
          (aa) Application of Takeover Protections. The Company has taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s Memorandum and Articles of Association (or similar charter documents) or the laws of its state of incorporation that is or could become applicable to the Investors solely as a result of the Investors and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation the Company’s issuance of the Securities and the Investors’ ownership of the Securities.
          (bb) Disclosure. The Company confirms that neither it nor any Person acting on its behalf has provided any of the Investors or their agents or counsel with any information that the Company believes constitutes material, non-public information. The Company understands and confirms that the Investors will rely on the foregoing representations and covenants in effecting transactions in securities of the Company. All disclosure provided to the Investors regarding the Company, its business and the transactions contemplated hereby, furnished by or on behalf of the Company (including the Company’s representations and warranties set forth in this Agreement) are true and correct and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.
          (cc) Acknowledgment Regarding Investor’s Purchase of Securities. The Company acknowledges and agrees that each Investor is acting solely in the capacity of arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and that no Investor is an officer or director of the Company. The Company acknowledges that no Investor is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by an Investor or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to such Investor’s purchase of the Securities. The Company further represents to each Investor that the Company’s decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives.

          (dd) Dilutive Effect. The Company understands and acknowledges that the number of Exchanged Conversion Shares issuable upon conversion of the Exchanged Notes will increase in certain circumstances. The Company further acknowledges that its obligation to issue Exchanged Conversion Shares upon conversion of the Exchanged Notes in accordance with this Agreement and the Exchanged Notes is absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other stockholders of the Company.
          (ee) Indebtedness and Other Contracts. Except as disclosed in Schedule 4(ee), neither the Company nor any of its Subsidiaries (i) has any outstanding Indebtedness (as defined below), (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument would result in a Material Adverse Effect, (iii) is in violation of any term of or in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (iv) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company’s officers, has or is expected to have a Material Adverse Effect. Schedule 4(ee) provides a detailed description of the material terms of any such outstanding Indebtedness. For purposes of this Agreement: (x) “Indebtedness” of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (including, without limitation, “capital leases” in accordance with GAAP) (other than trade payables entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with GAAP, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; and (y) “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

          (ff) Ranking of Exchanged Notes. No current Indebtedness of the Company is and no future Indebtedness of the Company will be senior to or rank pari passu with the Exchanged Notes in right of payment, whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise.
          (gg) Principal Market. The Company hereby confirms that no further approval of the Principal Market or the Company’s stockholders is required for the issuance of the Common Shares and the Exchanged Notes or the Exchanged Conversion Shares in accordance with the terms of the Transaction Documents (including conversion of the Exchanged Notes into Company Common Stock).
          (hh) China Subsidiaries
               (i) Schedule 4(hh) sets forth, for each Subsidiary that is incorporated in China: (i) the legal classification of such entity under the applicable company laws and foreign investment laws of China, including true and correct copies of the relevant currently effective business license, registration documents and capital verification report issued by the relevant China governmental approval authority for the location in which the Subsidiary maintains an office or premises for business operations; (ii) the total investment capital (i.e., debt and equity) and equity (i.e., registered capital); (iii) the holders of record of the equity (i.e., the registered capital); (iv) the authorized legal representative, directors, officers, legal address and each business address, as well as the original China approval authority and China governmental authority with current jurisdiction over the entity; and (v) any agreements with respect to the registered capital, including outstanding securities, contracts, commitments or arrangements granting any party the right to obtain any equity ownership of the Subsidiary.
               (ii) For each Subsidiary, the holders of record of its registered capital have contributed in full its subscribed share of the entity’s registered capital pursuant to the relevant joint venture contract and articles of association, and all such contributions have been verified and certified by a Chinese registered public accountant according to applicable China law, approved by all relevant China governmental authorities and fully paid, and verification certificates have been issued to each such holder of record or previous investor accordingly. All previous transfers or assignments of registered capital have been approved by the relevant China governmental authorities and all necessary corporate action.
               (iii) Each Subsidiary incorporated in China is a limited liability company duly organized, validly existing and in good standing under the applicable company laws and foreign investment laws of China, has the status of a foreign investment enterprise (where applicable), and is a legal person with all requisite corporate power to own, lease and operate its properties and to carry on its business as now being conducted in each place where its business is conducted. The Subsidiary and its business operations are in compliance with the terms and conditions of its business license, joint venture contract (where applicable) and articles of association. The construction of the Subsidiary’s operating facilities and operation of its business is and has been in full compliance with its relevant feasibility study and business license. Each Subsidiary has received all authorizations, approvals, license, permits and other rights (including but not limited to those pertaining to the manufacture, distribution and sale of telephone equipment and all other products of the Company’s business) from China governmental authorities necessary and appropriate for the continued operation of the Company’s business.
               (iv) All necessary approvals from China governmental authorities have been received to ensure that each Subsidiary will continue to enjoy, to the extent permitted by applicable China law, all of the tax clearances, concessions and other benefits available to such Subsidiary prior to the Closing Date, or otherwise available under applicable China law to foreign investment enterprises similarly situated.
               (v) Each Subsidiary is and has been in compliance with applicable China laws relating to its relationship to its employees or suppliers or to any governmental taxing or customs authority, and relating to any other aspect of its business. Each Subsidiary is in compliance with applicable China law relating to anti-competitive practices, price fixing, and environmental matters, respectively, and, to its knowledge, there are no proceedings pending or threatened regarding any violation by it of applicable China law, including work safety, environmental and employment laws.
               (vi) Each Subsidiary has obtained all required China product registrations for the products related to its business.
               (vii) Each Subsidiary has full power and authority to declare dividends and has obtained or completed (a) all approvals, consents, exemptions, authorizations or other actions by or notices to, or filings with any PRC governmental authority or any person and (b) any corporate or shareholder approval necessary or required in order to permit such Subsidiary to pay dividends or make any other distributions on its capital stock.
          (ii) Acknowledgement Regarding Investors’ Trading Activity. It is understood and acknowledged by the Company that (i) none of the Investors has been asked to agree, nor has any Investor agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Securities for any specified term; (ii) any Investor, and counter parties in “derivative” transactions to which any such Investor is a party, directly or indirectly, presently may have a “short” position in the Company Common Stock, and (iii) each Investor shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction. The Company further understands and acknowledges that one or more Investors may engage in hedging and/or trading activities at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the value of the Exchanged Conversion Shares are being determined and (b) such hedging and/or trading activities, if any, can reduce the value of the existing stockholders’ equity interest in the Company both at and after the time the hedging and/or trading activities are being conducted. The Company acknowledges that such aforementioned hedging and/or trading activities do not constitute a breach of this Agreement, the Exchanged Notes or any of the documents executed in connection herewith.

          (jj) U.S. Real Property Holding Corporation. The Company is not, has never been, and so long as any Securities remain outstanding, shall not become, a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended, and the Company shall so certify upon Investor’s request.
          (kk) Bank Holding Company Act. Neither the Company nor any of its Subsidiaries or Affiliates is subject to the Bank Holding Company Act of 1956, as amended (the “BHCA”) and to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Neither the Company nor any of its Subsidiaries or Affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five percent or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve. Neither the Company nor any of its Subsidiaries or Affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.
          (ll) No Undisclosed Events, Liabilities, Developments or Circumstances. Except for the transactions contemplated by and as set forth in this Agreement or any of the Transaction Documents, no event, liability, development or circumstance has occurred or currently exists with respect to the Company, its Subsidiaries or their respective business, properties, prospects, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws, whether on a registration statement on Form F-1 filed with the SEC relating to an issuance and sale by the Company of securities or otherwise, and which has not been publicly announced.
          (mm) Shell Company Status. The Company is not, and has never been, an issuer identified in Rule 144(i)(1).
          (nn) No Event of Default. (i) As of the date hereof no default or Event of Default (as defined in the Existing Notes) shall have occurred and be continuing and (ii) after giving effect to the terms of this Agreement, no default or Event of Default (as defined in the Exchanged Notes) shall have occurred and be continuing as of the date hereof.
          (oo) Money Laundering. The operations of the Company are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.
          (pp) China Luxuriance. On April 6, 2009, the Company completed the acquisition of China Luxuriance, for consideration which in the aggregate did not, and will not, exceed $110,000,000 and the aggregate cash portion of such consideration did not, and will not, exceed $30,000,000.

     5. COVENANTS.
          (a) Best Efforts. Each party shall use its best efforts timely to satisfy each of the covenants and the conditions to be satisfied by it as provided in Sections 7 and 8 of this Agreement.
          (b) Form D and Blue Sky. If required, the Company, on or before the Closing Date, shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to the Investors at the Closing pursuant to this Agreement under applicable securities or “Blue Sky” laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Investors on or prior to the Closing Date. The Company shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or “Blue Sky” laws of the states of the United States following the Closing Date.
          (c) Reporting Status. Until the date on which the Investors shall have sold all the Common Shares, the Exchanged Conversion Shares and the shares issuable upon exercise of certain warrants (the “2007 Warrants”) issued to the Investors pursuant that certain Securities Purchase Agreement dated as of August 17, 2007 by and among the Company and the Investors and none of the Exchanged Notes or 2007 Warrants is outstanding (the “Reporting Period”), the Company shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would otherwise permit such termination.
          (d) Listing. The Company shall promptly secure the listing of all of (i) the Common Shares, (ii) the Exchanged Conversion Shares issued or issuable upon conversion of the Exchanged Notes and (iii) any capital stock of the Company issued or issuable, with respect to the Common Shares, the Exchanged Conversion Shares and the Exchanged Notes as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise, without regard to any limitations on conversion of the Exchanged Notes (the “Listed Securities”) upon each national securities exchange and automated quotation system, if any, upon which the Listed Securities are then listed (subject to official notice of issuance) and shall maintain such listing of all Listed Securities from time to time issuable under the terms of the Transaction Documents. So long as any Exchanged Notes are outstanding, the Company shall maintain the Listed Securities’ authorization for listing on the Principal Market. Neither the Company nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Listed Securities on the Principal Market. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 5(d).
          (e) Fees. At the Closing, the Company shall pay (i) an amount equal to $165,000 for the reasonable legal fees and expenses of Schulte Roth & Zabel LLP incurred by the Investors in connection with the transactions contemplated by the Transaction Documents to Schulte Roth & Zabel LLP for the benefit of DKR SoundShore Oasis Holding Fund Ltd.

(“DKR”, an Investor) (the “SRZ Legal Expenses”) and (ii) an amount equal to $35,000 for all other reasonable legal fees and expenses incurred by the Investors in connection with the transactions contemplated by the Transaction Documents to DKR (the “DKR Transaction Expenses”). The Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, or broker’s commissions (other than for Persons engaged by any Investor) relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold each Investor harmless against, any liability, loss or expense (including, without limitation, reasonable attorney’s fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment including, without limitation, any fees or commissions payable to the Agent. Except as otherwise set forth in this Agreement or in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the issuance of the Securities to the Investors.
          (f) Disclosure of Transactions and Other Material Information. On or before 8:30 a.m., New York City time, on the first Business Day following the date of this Agreement, the Company shall, issue a press release disclosing all material terms of the transactions contemplated hereby (the “Press Release”). On or before 8:30 a.m., New York City time, on the second Business Day following the execution and delivery of this Agreement, the Company shall file a Current Report on Form 6-K describing the material terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching the material Transaction Documents (including, without limitation, this Agreement and the form of the Exchanged Notes as exhibits to such filing) (including all attachments, the “6-K Filing”). From and after the filing of the 6-K Filing, no Investor shall be in possession of any material, nonpublic information received from the Company, any of its Subsidiaries or any of its respective officers, directors, employees or agents that is not disclosed in such 6-K Filing. The Company shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, employees and agents, not to, provide any Investor with any material nonpublic information regarding the Company or any of its Subsidiaries from and after the filing of the 6-K Filing referred to in the first sentence of this Section without the express written consent of such Investor. Subject to the foregoing, neither the Company nor any Investor shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of any Investor, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and contemporaneously therewith and (ii) as is required by applicable law and regulations, including the applicable rules and regulations of the Principal Market (provided that in the case of clause (i) each Investor shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release). Other than in connection with the future SEC Reports, the Company shall not disclose the name of any Investor without the prior written consent of such Investor in any filing, announcement, release or otherwise. As used herein, “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in the City of New York, the Hong Kong Special Administrative Region or the People’s Republic of China are authorized or required by law to remain closed.
          (g) Additional Exchanged Notes; Variable Securities; Dilutive Issuances. So long as any Investor beneficially owns any Exchanged Notes, the Company will not issue any

Exchanged Notes other than to the Investors as contemplated hereby and the Company shall not issue any other securities that would cause a breach or default under the Exchanged Notes. For so long as any Exchanged Notes remain outstanding, the Company shall not, in any manner, issue or sell any rights, warrants or options to subscribe for or purchase Company Common Stock, or directly or indirectly convertible into or exercisable for Company Common Stock, at a price which varies or may vary with the market price of the Company Common Stock, including by way of one or more reset(s) to any fixed price unless the conversion or exercise price of any such security cannot be less than the then applicable Conversion Price (as defined in the Exchanged Notes) with respect to the Company Common Stock into which any Exchanged Note is convertible. For so long as any Exchanged Notes remain outstanding, the Company shall not, in any manner, enter into or effect any Dilutive Issuance (as defined in the Exchanged Notes) if the effect of such Dilutive Issuance is to cause the Company to be required to issue upon conversion of any Exchanged Note any shares of Company Common Stock in excess of that number of shares of Company Common Stock which the Company may issue upon conversion of the Exchanged Notes without breaching the Company’s obligations under the rules or regulations of the Principal Market.
          (h) Reservation of Shares. The Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, from and after the Closing Date, 130% of the number of shares of Company Common Stock issuable upon the conversion of the Exchanged Notes being issued at the Closing, without regard to any limitations on conversion of the Exchanged Notes.
          (i) Additional Issuances of Securities.
               (i) For purposes of this Section 5(i), the following definitions shall apply.
               (1) “Convertible Securities” means any stock or securities (other than Options) convertible into or exercisable or exchangeable for shares of Company Common Stock.
               (2) “Options” means any rights, warrants or options to subscribe for or purchase shares of Company Common Stock or Convertible Securities.
               (3) “Common Stock Equivalents” means, collectively, Options and Convertible Securities.
               (ii) From the Closing Date until the date that is 30 days thereafter (the “Trigger Date”), the Company will not, directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant of any option to purchase or other disposition of) any of its or its Subsidiaries’ debt with no equity component in an amount that exceeds $3 million, equity or equity equivalent securities, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for shares of Company Common Stock or Common Stock Equivalents (any such offer, sale, grant, disposition or announcement being referred to as a “Subsequent Placement”).

               (iii) From the Trigger Date until the date that is 150 days thereafter, the Company will not, directly or indirectly, effect any Subsequent Placement, unless the Company shall have first complied with this Section 5(i)(iii).
               (1) The Company shall deliver to each Investor a written notice (the “Offer Notice”) of any bona fide proposed or intended issuance or sale or exchange (the “Offer”) of the securities being offered (the “Offered Securities”) in a Subsequent Placement, which Offer Notice shall (w) identify and describe the Offered Securities, (x) describe the price and other terms upon which they are to be issued, sold or exchanged, and the number or amount of the Offered Securities to be issued, sold or exchanged, (y) identify the persons or entities (if known) to which or with which the Offered Securities are to be offered, issued, sold or exchanged and (z) offer to issue and sell to or exchange with such Investors all of the Offered Securities.
               (2) To accept an Offer, in whole or in part, such Investor must deliver a written notice to the Company prior to the end of the fifth (5th) Business Day after such Investor ‘s receipt of the Offer Notice (the “Offer Period”), setting forth such amount that such Investor elects to purchase (the “Notice of Acceptance”).
               (3) The Company shall have ten (10) Business Days from the expiration of the Offer Period above to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by the Investors (the “Refused Securities”), but only to the offerees described in the Offer Notice (if so described therein) and only upon terms and conditions (including, without limitation, unit prices and interest rates) that are not more favorable to the acquiring person or persons or less favorable to the Company than those set forth in the Offer Notice.
               (4) In the event the Company shall propose to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in Section 5(i)(iii)(3) above), then each Investor may, at its sole option and in its sole discretion, reduce the number or amount of the Offered Securities specified in its Notice of Acceptance to an amount that shall be not less than the number or amount of the Offered Securities that such Investor elected to purchase pursuant to Section 5(i)(iii)(2) above multiplied by a fraction, (i) the numerator of which shall be the number or amount of Offered Securities the Company actually proposes to issue, sell or exchange (including Offered Securities to be issued or sold to Investors pursuant to Section 5(i)(iii)(3) above prior to such reduction) and (ii) the denominator of which shall be the original amount of the Offered Securities. In the event that any Investor so elects to reduce the number or amount of Offered Securities specified in its Notice of Acceptance, the Company may not issue, sell or exchange more than the reduced number or amount of the Offered Securities unless and until such securities have again been offered to the Investors in accordance with Section 5(i)(iii)(1) above.
               (5) Upon the closing of the issuance, sale or exchange of all or less than all of the Refused Securities, the Investors shall acquire from the Company, and the Company shall issue to the Investors, the number or amount of Offered Securities specified in the Notices of Acceptance, as reduced pursuant to Section 5(i)(iii)(4) above if the Investors have so elected, upon the terms and conditions specified in the Offer. The purchase by the Investors of any Offered Securities is subject in all cases to the preparation, execution and delivery by the Company and the Investors of a purchase agreement relating to such Offered Securities reasonably satisfactory in form and substance to the Investors and their respective counsel.
               (6) Any Offered Securities not acquired by the Investors or other persons in accordance with Section 5(i)(iii)(3) above may not be issued, sold or exchanged until they are again offered to the Investors under the procedures specified in this Agreement.
               (iv) The restrictions contained in subsection (ii) and (iii) of this Section 5(i) shall not apply with respect to any Excluded Securities (as defined in the Exchanged Notes).
          (j) Public Information. At any time during the period commencing from the Closing Date and ending at such time that all of the Securities can be sold either pursuant to a registration statement, or if a registration statement is not available for the resale of all of the Securities, may be sold without the requirement for the Company to be in compliance with Rule 144(c)(1) and otherwise without restriction or limitation pursuant to Rule 144, if the Company shall fail for any reason to satisfy the current public information requirement under Rule 144(c) (a “Public Information Failure”) then, as relief for the damages to any holder of Securities by reason of any such delay in or reduction of its ability to sell the Securities (which remedy shall not be exclusive of any other remedies available at law or in equity), the Company shall pay to each such holder an amount in cash equal to two percent (2.0%) of the aggregate principal amount of such holder’s Exchanged Notes outstanding on the day of a Public Information Failure and on every thirtieth day (pro rated for periods totaling less than thirty days) thereafter until the earlier of (i) the date such Public Information Failure is cured and (ii) such time that such public information is no longer required pursuant to Rule 144. The payments to which a holder shall be entitled pursuant to this Section 5(j) are referred to herein as “Public Information Failure Payments.” Public Information Failure Payments shall be paid on the earlier of (I) the last day of the calendar month during which such Public Information Failure Payments are incurred and (II) the third Business Day after the event or failure giving rise to the Public Information Failure Payments is cured. In the event the Company fails to make Public Information Failure Payments in a timely manner, such Public Information Failure Payments shall bear interest at the rate of 1.5% per month (prorated for partial months) until paid in full.
          (k) Anti-Money Laundering/OFAC Laws. The Company and its Subsidiaries shall at all times be, to the extent applicable, in compliance with the FCPA and all other applicable U.S. and non-U.S. anti-money laundering laws and regulations; and the laws, regulations and Executive Orders and sanctions programs administered by the OFAC, including, without limitation, the Money Laundering Laws.

     6. TRANSFER AGENT INSTRUCTIONS.
          The Company shall issue irrevocable instructions to its transfer agent (the “Transfer Agent”), and any subsequent transfer agent, to issue certificates or credit shares to the applicable balance accounts at DTC, registered in the name of each Investor or its respective nominee(s), for the Common Shares and the Exchanged Conversion Shares in such amounts as specified from time to time by each Investor to the Company upon the conversion of the Exchanged Notes in the form of Exhibit B attached hereto (the “Irrevocable Transfer Agent Instructions”). The Company represents and warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 6 will be given by the Company to the Transfer Agent and any subsequent transfer agent with respect to the Securities, and that, upon the effectiveness of a registration statement under the 1933 Act, the Securities shall otherwise be freely transferable on the books and records of the Company, and to the extent provided in this Agreement and the other Transaction Documents. If an Investor effects a sale, assignment or transfer of the Securities, the Company shall permit the transfer and shall promptly instruct the Transfer Agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by such Investor to effect such sale, transfer or assignment. In the event that such a sale, assignment or transfer involves Common Shares or Exchanged Conversion Shares sold, assigned or transferred pursuant to an effective registration statement or pursuant to Rule 144, the Transfer Agent shall issue such Securities to the Investor, assignee or transferee, as the case may be, without any restrictive legend. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to an Investor. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 6 will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 6, that an Investor shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.
     7. CONDITIONS TO COMPANY’S OBLIGATIONS HEREUNDER.
          The obligations of the Company to each Investor hereunder are subject to the satisfaction of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing each Investor with prior written notice thereof:
               (a) Such Investor shall have executed and delivered this Agreement to the Company.
               (b) Such Investor shall have delivered to the Company such Investor’s Existing Notes for cancellation.
               (c) The representations and warranties of such Investor shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date which shall be true and correct as of such specified date), and such Investor shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Investor at or prior to the Closing Date.
     8. CONDITIONS TO INVESTOR’S OBLIGATIONS HEREUNDER.
          The obligations of each Investor hereunder are subject to the satisfaction of each of the following conditions, provided that these conditions are for each Investor’s sole benefit and may be waived by such Investor at any time in its sole discretion by providing the Company with prior written notice thereof:
               (a) The Company shall have duly executed and delivered this Agreement to such Investor.
               (b) The Company shall have duly executed and delivered (i) to such Investor the Exchanged Notes and (ii) irrevocable instructions to the Transfer Agent instructing the Transfer Agent to deliver to each Investor, on the Closing Date, the Common Shares by crediting the number of Common Shares set forth opposite such Investor’s name in column (5) of Schedule I attached hereto to such Investor’s balance account with DTC.
               (c) The Company shall have duly executed and delivered to such Investor a copy of the Irrevocable Transfer Agent Instructions, in the form of Exhibit B attached hereto, which instructions shall have been delivered to and acknowledged in writing by the Company’s transfer agent.
               (d) The Investor shall have received (A) the opinion of Andrew N. Bernstein, P.C., the Company’s outside U.S. counsel, dated as of the Closing Date, in substantially the form of Exhibit C-1 attached hereto and (B) the opinion of Harneys Westwood & Riegels, the Company’s British Virgin Islands outside counsel, dated as of the Closing Date, in substantially the form of Exhibit C-2 attached hereto
               (e) The Company shall have delivered to such Investor a certificate evidencing the formation and good standing of the Company and each of its Subsidiaries in such entity’s jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction, as of a date within ten (10) days of the Closing Date.
               (f) The Company shall have delivered to such Investor a certificate evidencing the Company’s qualification as a foreign corporation and good standing issued by the Secretary of State (or comparable office) of each jurisdiction in which the Company is required to be so qualified, as of a date within ten (10) days of the Closing Date.
               (g) The Company shall have delivered to such Investor a certified copy of the Memorandum of Association as certified by the Secretary of State (or comparable office) of its jurisdiction of incorporation within ten (10) days of the Closing Date.
               (h) The Company shall have delivered to such Investor a certificate, executed by the Secretary of the Company and dated as of the Closing Date, as to (i) the resolutions approving the transactions contemplated hereby as adopted by the Board in a form reasonably acceptable to such Investor, (ii) the Memorandum of Association and (iii) the Articles of Association, each as in effect as of the Closing, in the form attached hereto as Exhibit D.
               (i) The representations and warranties of the Company shall be true and correct as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date which shall be true and correct as of such specified date) and the Company shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Closing Date. Such Investor shall have received a certificate, executed by the Chief Executive Officer of the Company, dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by such Investor in the form attached hereto as Exhibit E.
               (j) The payment required pursuant to Section 2.1 of that certain Sale and Purchase Agreement, dated as of March 31, 2009, by and among the Investors, Chestnut Fund Ltd. and Rui Lin WU shall have been delivered to the Investors and Chestnut Fund Ltd..
               (k) The Company shall have paid to Schulte Roth & Zabel LLP the SRZ Legal Expenses and to DKR the DKR Transaction Expenses.
               (l) The Common Stock (I) shall be designated for quotation or listed on the Principal Market and (II) shall not have been suspended, as of the Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the Closing Date, either (A) in writing by the SEC or the Principal Market or (B) by falling below the minimum listing maintenance requirements of the Principal Market.
               (m) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the transactions contemplated hereby.
               (n) The Company shall have delivered to such Investor such other documents relating to the transactions contemplated by this Agreement as such Investor or its counsel may reasonably request.

     9. TERMINATION. In the event that the Closing shall not have occurred with respect to an Investor on the Closing Date due to the Company’s or such Investor’s failure to satisfy the conditions set forth in Sections 7 and 8 above (and the nonbreaching party’s failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any party to any other party; provided, however, that notwithstanding the termination of this Agreement by any party pursuant to this Section 9, the Company shall remain obligated to reimburse each non-breaching Investor for its pro-rata share of the expenses described in Section 5(e) above.
     10. MISCELLANEOUS.
          (a) Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby appoints Andrew N. Bernstein, Esq., with offices at 5445 DTC Parkway, Suite 520, Greenwood Village, Colorado 80111, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. ALL ACTIONS OR PROCEEDINGS ARISING IN CONNECTION WITH THIS AGREEMENT SHALL BE TRIED AND LITIGATED ONLY IN THE STATE AND FEDERAL COURTS LOCATED IN THE STATE OF NEW YORK, OR, AT THE INVESTORS’ SOLE OPTION, IN SUCH OTHER COURT IN WHICH THEY SHALL INITIATE LEGAL OR EQUITABLE PROCEEDINGS AND WHICH HAS SUBJECT MATTER JURISDICTION OVER THE MATTER IN CONTROVERSY. EACH OF THE INVESTORS, TO THE EXTENT THAT EACH MAY LAWFULLY DO SO, HEREBY CONSENTS TO THE JURISDICTION OF ALL SUCH COURTS, AS WELL AS TO THE JURISDICTION OF ALL COURTS TO WHICH AN APPEAL MAY BE TAKEN FROM SUCH COURTS, FOR THE PURPOSE OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF ANY OF ITS OBLIGATIONS ARISING HEREUNDER OR WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED HEREBY, AND EACH OF THE INVESTORS EXPRESSLY WAIVES ANY AND ALL OBJECTIONS ANY OF THEM MAY HAVE AS TO VENUE, INCLUDING, WITHOUT LIMITATION, THE INCONVENIENCE OF SUCH FORUM, IN ANY OF SUCH COURTS.
EACH PARTY HERETO HEREBY WAIVES TRIAL BY JURY IN ANY ACTION BROUGHT ON OR WITH RESPECT TO THIS AGREEMENT AND ANY OTHER DOCUMENTS OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH. NO PARTY HERETO, NOR ANY ASSIGNEE OF OR SUCCESSOR TO SUCH PARTY, SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM, OR ANY OTHER LITIGATION OR PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY OF THE OTHER TRANSACTION DOCUMENTS ENTERED INTO IN CONNECTION HEREWITH OR THE DEALINGS OR THE RELATIONSHIP BETWEEN OR AMONG THE PARTIES HERETO, OR ANY OF THEM. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION, IN WHICH A

JURY TRIAL HAS BEEN WAIVED, WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. THE PROVISIONS OF THIS PARAGRAPH HAVE BEEN FULLY DISCUSSED BY THE PARTIES HERETO, AND THESE PROVISIONS SHALL BE SUBJECT TO NO EXCEPTIONS. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS PARAGRAPH WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.
          (b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.
          (c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.
          (d) Severability. If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).
          (e) Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements between the Investors, the Company, their Affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Investor makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the holders of Exchanged Notes representing at least a majority of the aggregate principal amount of the Exchanged Notes, or, if prior to the Closing Date, the Investors listed on Schedule I as being obligated to purchase at least a majority of the aggregate principal amount of the Exchanged Notes, and any amendment to this Agreement made in conformity with the provisions of this Section 10(e) shall be binding on all Investors and holders of Exchanged Notes, as applicable. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought.

No such amendment shall be effective to the extent that it applies to less than all of the holders of the Exchanged Notes then outstanding. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, holders of the Common Shares and holders of Exchanged Notes, as the case may be. The Company has not, directly or indirectly, made any agreements with any Investors relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents.
          (f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:
If to the Company:
Qiao Xing Universal Telephone, Inc.
Qiao Xing Science Industrial Park
Tang Quan
Huizhou City, Guangdong,
People’s Republic of China 516023
Facsimile No.: 86-752-2820-298
Telephone No. 86-752-2820-268
Attn: Rui Lin WU, Chairman
With a copy to:
Andrew N. Bernstein, P.C.
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111
Facsimile No.: (303) 770-7332
Telephone No.: (303) 770-7131
Attn.: Andrew N. Bernstein, Esq.
     If to the Transfer Agent:
Computershare Trust Company, N.A.
350 Indiana Street, Suite 800
Golden, CO 80401
Facsimile No.: (303) 262-0700
Telephone No.: (303) 262-0706
Attn.: Ms. Kellie D. Gwinn
          Vice President & Trust Officer

If to an Investor, to its address and facsimile number set forth on Schedule I,
With a copy to:
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Facsimile No.: (212) 593-5955
Telephone No.: (212) 756-2000
Attn.: Eleazer N. Klein, Esq.
or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.
          Any document shall be deemed to have been duly served if marked for the attention of the agent at its address (as set out above) or such other address in the United States as may be notified to the party wishing to serve the document and delivered in accordance with the notice provisions set forth in this Section 10(f).
          If the Company’s agent at any time ceases for any reason to act as such, the Company shall appoint a replacement agent having an address for service in the United States and shall notify each Investor in writing of the name and address of the replacement agent. Failing such appointment and notification, each Investor shall be entitled by notice to the Company to appoint a replacement agent to act on the Company’s behalf. The provisions of this Section 10(f) applying to service on an agent apply equally to service on a replacement agent.
          (g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Common Shares or the Exchanged Notes. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the holders of at least a majority of the aggregate number of Listed Securities issued and issuable hereunder, including by way of a Fundamental Transaction (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Exchanged Notes and the Warrants). An Investor may assign some or all of its rights hereunder without the consent of the Company, in which event such assignee shall be deemed to be an Investor hereunder with respect to such assigned rights.
          (h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

          (i) Survival. Unless this Agreement is terminated under Section 9, the representations and warranties of the Company and the Investors contained in Sections 3 and 4 and the agreements and covenants set forth in Sections 5, 6 and 10 shall survive the Closing and the delivery and conversion of Securities, as applicable. Each Investor shall be responsible only for its own representations, warranties, agreements and covenants hereunder.
          (j) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.
          (k) Indemnification. (i) In consideration of each Investor’s execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company’s other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless each Investor and each other holder of the Securities and all of their shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons’ agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby or (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party that is not an Affiliate of such Indemnitee (including for these purposes a derivative action brought on behalf of the Company) and arising out of or resulting from (I) the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (II) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities, or (III) the status of such Investor or holder of the Securities as an investor in the Company. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.
               (ii) Promptly after receipt by an Indemnitee under this Section 10(k) of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving an Indemnified Liability, such Indemnitee shall, if a claim for indemnification in respect thereof is to be made against any indemnifying party under this Section 10(k), deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnitee; provided, however, that an Indemnitee shall have the right to retain its own counsel with the fees and expenses of not more than one counsel for such Indemnitee to be paid by the indemnifying party, if, in the reasonable opinion of the Indemnitee, the representation by such counsel of the Indemnitee and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnitee and any other party represented by such counsel in such proceeding. Legal counsel referred to in the immediately preceding sentence shall be selected by the Investors holding at least a majority of the Exchanged Notes. The Indemnitee shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or Indemnified Liabilities by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnitee that relates to such action or Indemnified Liabilities. The indemnifying party shall keep the Indemnitee fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Indemnitee, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnitee of a release from all liability in respect to such Indemnified Liabilities or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnitee with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnitee under this Section 10(k), except to the extent that the indemnifying party is prejudiced in its ability to defend such action.
               (iii) The indemnification required by this Section 10(k) shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Liabilities are incurred.
               (iv) The indemnity agreements contained herein shall be in addition to (x) any cause of action or similar right of the Indemnitee against the indemnifying party or others, and (y) any liabilities the indemnifying party may be subject to pursuant to law.
          (l) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.
          (m) Remedies. Each Investor and each holder of the Securities shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Investors. The Company therefore agrees that the Investors shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.
          (n) Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever any Investor exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its obligations within the periods therein provided, then such Investor may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.
          (o) Payment Set Aside. To the extent that the Company makes a payment or payments to the Investors hereunder or pursuant to any of the other Transaction Documents or the Investors enforce or exercise their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.
          (p) Currency. Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States Dollars. All amounts owing under this Agreement or any Transaction Document shall be paid in US dollars. All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into US dollars pursuant to this Agreement, the US dollar exchange rate as published in The Wall Street Journal on the relevant date of calculation.
          (q) Judgment Currency.
               (i) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 10(q) referred to as the “Judgment Currency”) an amount due in US Dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Business Day immediately preceding:

               (1) the date of actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or
               (2) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section being hereinafter referred to as the “Judgment Conversion Date”).
               (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 10(q)(i)(2) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.
               (iii) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.
          (r) November 18, 2009 Installment Amount. Effective immediately upon execution of this Agreement, the Investors shall be deemed to have received a timely, irrevocable, Company Installment Notice (as defined in the Exchanged Notes) from the Company with respect to the November 18, 2009 Installment Date (as defined in the Exchanged Notes) for its Exchanged Notes, with the Company electing to convert in whole the Installment Amount (as defined in the Exchanged Notes) payable on the Exchanged Notes on such November 18, 2009 Installment Date pursuant to a Company Conversion (as defined in the Exchanged Notes).
          (s) Independent Nature of Investors’ Obligations and Rights. The obligations of each Investor under any Transaction Document are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Investor pursuant hereto or thereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Investor confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose.

[Signature Page Follows]

          IN WITNESS WHEREOF, each Investor and the Company have caused their respective signature page to the Amendment and Exchange Agreement to be duly executed as of the date first written above.

COMPANY: QIAO XING UNIVERSAL TELEPHONE, INC.
By:
	Name:	Rui Lin WU
	Title:	Chairman

[Signature Page to the Amendment and Exchange Agreement]

          IN WITNESS WHEREOF, each Investor and the Company have caused their respective signature page to the Amendment and Exchange Agreement to be duly executed as of the date first written above.

INVESTORS: DKR SOUNDSHORE OASIS HOLDING FUND LTD.
By:
Name:
Title:

[Signature Page to the Amendment and Exchange Agreement]

          IN WITNESS WHEREOF, each Investor and the Company have caused their respective signature page to the Amendment and Exchange Agreement to be duly executed as of the date first written above.

INVESTORS: CEDAR DKR HOLDING FUND LTD.
By:
Name:
Title:

[Signature Page to the Amendment and Exchange Agreement]

SCHEDULE I

		(3)	(4)
		Aggregate	Aggregate		(6)
	(2)	Principal	Principal	(5)	Legal Representative’s
(1)	Address and	Amount of Existing	Amount of	Number of	Address and Facsimile
Investor	Facsimile Number	Notes	Exchanged Notes	Common Shares	Number

DKR SoundShore Oasis Holding Fund Ltd.	1281 East Main Street, 3rd Floor Stamford, CT 06902-3565 Attention: Barbara Burger Facsimile: (203) 674-4735 Telephone: (203) 324-8367 Residence: Bermuda	$23,400,000	$21,600,000	2,160,000	Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 Attention: Eleazer Klein, Esq. Facsimile: (212) 593-5955 Telephone: (212) 756-2376

CEDAR DKR Holding Fund Ltd.	1281 East Main Street, 3rd Floor Stamford, CT 06902-3565 Attention: Barbara Burger Facsimile: (203) 674-4735 Telephone: (203) 324-8367 Residence: Cayman Islands	$2,600,000	$2,400,000	240,000	Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 Attention: Eleazer Klein, Esq. Facsimile: (212) 593-5955 Telephone: (212) 756-2376

EXHIBITS

Exhibit A	Form of Exchanged Notes
Exhibit B	Form of Irrevocable Transfer Agent Instructions
Exhibit C-1	Form of Company’s outside U.S. Counsel Opinion
Exhibit C-2	Form of Company’s outside British Virgin Islands Counsel Opinion
Exhibit D	Form of Secretary’s Certificate
Exhibit E	Form of Officer’s Certificate
SCHEDULES

Schedule 4(a)	Significant Subsidiaries
Schedule 4(g)	Capitalization
Schedule 4(i)	Material Changes
Schedule 4(j)	Litigation
Schedule 4(o)	Patents and Trademarks
Schedule 4(ee)	Indebtedness and Other Contracts
Schedule 4(hh)	China Subsidiaries

EXHIBIT A

EXHIBIT B

EXHIBIT C

EXHIBIT D

EXHIBIT E

EXHIBIT F